United States Securities And Exchange Commission
Washington, D.C. 20549

FORM 1-SA
[X] SEMIANNUAL REPORT PURSUANT TO REGULATION A or [_] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2019

My Racehorse CA LLC

(Exact name of issuer as specified in its charter)

Nevada	83-0848007
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

250 W. First St., Suite 256, Claremont, CA, 91711

(Full mailing address of principal executive offices)

909-740-9175

(Issuer’s telephone number, including area code)

TABLE OF CONTENTS

MY RACEHORSE CA LLC

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our”, “MRH”, “our company”, or the “Company” refer to My Racehorse CA LLC, a Nevada series limited liability company.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s development plans for our business; our strategies and business outlook; anticipated development of the Company, the Manager, each series of the Company and the MyRacehorse™ Platform (defined below), future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words like “anticipates”, “believes”, “continue”, “could”, “estimates”, “expects”, “intends”, “may”, “might”, “plans”, “possible”, “potential”, “predicts”, “projects”, “seeks”, “should”, “will”, “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, but the absence of these words does not mean that a statement is not forward-looking. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” included in our Offering Statement on Form 1-A, as amended and supplemented to date (file no. 024-10896), and matters described in this report generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements, and should not make an investment decision based solely on these forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

Although the forward-looking statements in this report reflect the good faith judgment of our management, such statements can only be based on facts and factors currently known by them. The projections, estimates and expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management’s own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. Consequently, and because forward-looking statements are inherently subject to risks and uncertainties, the Company cannot guarantee future results, and the actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. You are urged to carefully review and consider the various disclosures made by us in this report, in the Offering Statement and in our other reports as we attempt to advise interested parties of the risks and factors that may affect our business, financial condition, and results of operations and prospects.

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Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

The Company was formed in the State of Nevada as a series limited liability company on December 27, 2016. Since our inception, we have been engaged primarily in acquiring a collection of racehorses, with loans from officers of the Manager, and developing the financial, offering and other materials to begin fundraising. The Company, through individual series of ownership in a particular racehorse (all of the series of the Company offered in such racehorse(s) may collectively be referred to herein as the “Series”, and each, individually, as a “Series”; The interests of all Series in such racehorse(s) may collectively be referred to herein as the “Interests”, and each, individually, as an “Interest”), intends to purchase interests in thoroughbred horses, quarter horses, and Standardbred horses. By doing so, the Company’s goal is to democratize the ownership of such racehorses, and allow fans to experience the thrill, perks and benefits of racehorse ownership at a fraction of the historical cost. This includes everything from the behind the scenes engagements with the racehorse, the jockey and trainers as well as exclusive on-track experiences, and a portion of financial gains that the ownership in such racehorse creates such as if its breeding rights are sold, if it wins a “purse” at a racing event, if marketing or sponsorship ads are sold, or if it is claimed or sold at auction.

We are managed by Experiential Squared, Inc. (“Experiential” or the “Manager”), a Delaware corporation incorporated in 2016. Experiential owns and operates a mobile app-based crowd-funding platform called MyRacehorse™ (the MyRacehorse™ platform and any successor platform used by the Company for the offer and sale of series interests, the “MyRacehorse™ Platform”), which is licensed to the Company pursuant to the terms of that certain Management Services Agreement (the “Management Agreement”), through which investors may indirectly invest, through series of the Company’s interests, in fractional racehorse ownership interests that have been historically difficult to access for many market participants. Through the use of the MyRacehorse™ Platform, investors can browse and screen racehorses, make potential investments in such racehorses, and sign legal documents electronically. It is the intent of the Company and its Manager to maintain control and input into the initial due diligence and subsequent training, maintenance and upkeep of the racehorses.

There is limited historical financial information about us upon which to base an evaluation of our performance. We are an emerging growth business with limited operating history, and we are considered to be a development stage company, since we are devoting substantially all of our efforts to establishing our business, and our planned principal operations have only recently commenced. We cannot guarantee that we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources and possible cost overruns, such as increases in marketing costs, increases in administration expenditures associated with daily operations, increases in accounting and audit fees, and increases in legal fees related to filings and regulatory compliance.

3

Operating Results

As of June 30, 2019, the following Series and related race horses have been created and are being offered pursuant to either (i) our California intrastate offering permit, (ii) Rule 506(c) of Regulation D, or (iii) the Offering Statement:

Name of Horse	Interests Offered (1)	Interests Sold (1)	Interests Remaining (1)	Asset Cost/ Interest (2)	Operating Expense Reserve/ Interest (2)	Due Diligence Fee/Interest (2)	Owed to Series (3)	Owed to Experiential (4)	Paid to Experiential (5)	Price Per Interest (6)	$ Sold (7)	$ Offered (7)	$ Remaining (7)
Amers	75	55	20	$82.00	$37.00	$21.00	$2,035.00	$1,640.00	$1,155.00	$140.00	$7,700.00	$10,500.00	$2,800.00
Annihilate	450	0	0	$165.00	$90.00	$45.00	$0.00	$0.00	$0.00	$300.00	$0.00	$135,000.00	$135,000.00
Bella Chica	100	30	70	$250.00	$66.00	$64.00	$1,980.00	$17,500.00	$1,920.00	$380.00	$11,400.00	$38,000.00	$26,600.00
Bullion	25	25	0	$240.00	$0.00	$230.00	$0.00	$0.00	$5,750.00	$470.00	$11,750.00	$11,750.00	$0.00
Cairo Kiss	80	80	0	$347.50	$124.25	$83.25	$9,940.00	$0.00	$6,660.00	$555.00	$44,400.00	$44,400.00	$0.00
Carpe Vinum	600	24	576	$200.00	$72.00	$48.00	$1,728.00	$115,200.00	$1,152.00	$320.00	$7,680.00	$192,000.00	$184,320.00
Daddy’s Joy	600	0	600	$80.00	$73.00	$27.00	$0.00	$48,000.00	$0.00	$180.00	$0.00	$108,000.00	$108,000.00
Dancing Destroyer	250	73	177	$72.00	$47.00	$21.00	$3,431.00	$12,744.00	$1,533.00	$140.00	$10,220.00	$35,000.00	$24,780.00
Kiana’s Love	200	200	0	$55.00	$47.00	$18.00	$9,400.00	$0.00	$3,600.00	$120.00	$24,000.00	$24,000.00	$0.00
Kichiro	200	129	71	$81.00	$29.00	$20.00	$3,741.00	$5,751.00	$2,580.00	$130.00	$16,770.00	$26,000.00	$9,230.00
Madarnas	50	28	22	$204.00	$93.00	$53.00	$2,604.00	$4,488.00	$1,484.00	$350.00	$9,800.00	$17,500.00	$7,700.00
Major Implications	20	20	0	$128.00	$67.00	$35.00	$1,340.00	$0.00	$700.00	$230.00	$4,600.00	$4,600.00	$0.00
Miss Puzzle	125	107	18	$112.00	$100.00	$38.00	$10,700.00	$2,016.00	$4,066.00	$250.00	$26,750.00	$31,250.00	$4,500.00
Moonless Sky	200	200	0	$60.00	$33.50	$16.50	$6,700.00	$0.00	$3,300.00	$110.00	$22,000.00	$22,000.00	$0.00
Night of Idiots	80	63	17	$112.00	$100.00	$38.00	$6,300.00	$1,904.00	$2,394.00	$250.00	$15,750.00	$20,000.00	$4,250.00
Nileist	45	45	0	$260.00	$190.00	$80.00	$8,550.00	$0.00	$3,600.00	$530.00	$23,850.00	$23,850.00	$0.00
Noble of Goddess	300	300	0	$62.00	$31.00	$17.00	$9,300.00	$0.00	$5,100.00	$110.00	$33,000.00	$33,000.00	$0.00
Ocean Magic 18	510	0	510	$31.00	$71.00	$18.00	$0.00	$15,810.00	$0.00	$120.00	$0.00	$61,200.00	$61,200.00
Power Up Paynter	600	0	0	$100.00	$61.00	$29.00	$0.00	$0.00	$0.00	$190.00	$0.00	$114,000.00	$114,000.00
Sauce on Side	125	125	0	$130.00	$74.00	$36.00	$9,250.00	$0.00	$4,500.00	$240.00	$30,000.00	$30,000.00	$0.00
Shake It Up Baby	250	0	250	$44.00	$66.50	$19.50	$0.00	$11,000.00	$0.00	$130.00	$0.00	$32,500.00	$32,500.00
Sigesmund	200	61	139	$50.00	$35.00	$15.00	$2,135.00	$6,950.00	$915.00	$100.00	$6,100.00	$20,000.00	$13,900.00
Soul Beam	65	62	3	$355.00	$163.50	$91.50	$10,137.00	$1,065.00	$5,673.00	$610.00	$37,820.00	$39,650.00	$1,830.00
Squared Straight	150	150	0	$153.00	$76.00	$41.00	$11,400.00	$0.00	$6,150.00	$270.00	$40,500.00	$40,500.00	$0.00
Street Band	50	50	0	$918.00	$127.00	$185.00	$6,350.00	$0.00	$9,250.00	$1,230.00	$61,500.00	$61,500.00	$0.00
Swiss Minister	50	50	0	$150.00	$88.00	$42.00	$4,400.00	$0.00	$2,100.00	$280.00	$14,000.00	$14,000.00	$0.00
Takeo Squared	100	100	0	$153.00	$76.00	$41.00	$7,600.00	$0.00	$4,100.00	$270.00	$27,000.00	$27,000.00	$0.00
Tavasco Road	80	72	8	$128.00	$67.00	$35.00	$4,824.00	$1,024.00	$2,520.00	$230.00	$16,560.00	$18,400.00	$1,840.00
Tizamagician	600	262	338	$185.00	$87.00	$48.00	$22,794.00	$62,530.00	$12,576.00	$320.00	$83,840.00	$192,000.00	$108,160.00
Two Trial Sioux 17K	1	0	0	$24,750.00	$3,617.00	$1,493.00	$0.00	$0.00	$0.00	$29,860.00	$0.00	$29,860.00	$29,860.00
Utalknboutpractice	100	96	4	$165.00	$90.00	$45.00	$8,640.00	$660.00	$4,320.00	$300.00	$28,800.00	$30,000.00	$1,200.00
Vertical Threat	600	66	534	$100.00	$78.50	$31.50	$5,181.00	$53,400.00	$2,079.00	$210.00	$13,860.00	$126,000.00	$112,140.00
Zestful	100	77	23	$194.00	$78.00	$48.00	$6,006.00	$4,462.00	$3,696.00	$320.00	$24,640.00	$32,000.00	$7,360.00
Totals	6981	2550	3380	-	-	-	$176,466.00	$366,144.00	$102,873.00	-	$654,290.00	$1,645,460.00	$991,170.00

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(1)	Denotes total membership interests offered, sold to date and remaining to be sold in each series.

(2)	Denotes the “Cash Portion of the Asset Cost”, “Cash Reserves for Operating Expenses”, and “Due Diligence Fee” per membership interest sold.

(3)	Denotes the amount of cash held in reserve attributable to such series after deduction of “Due Diligence Fee.”

(4)	Denotes the amount owed the Manager for any loans extend on behalf of a series.

(5)	Denotes the amount of “Due Diligence Fee” or other “Management Fee” paid to Manager.

(6)	Price per membership interest of each series.

(7)	Denotes total dollar amount offered, sold to date and remaining to be sold in each series.

Revenues

Revenues are generated at the Series level. During the six-month periods ended June 30, 2019, and June 30, 2018, Series of the Company have generated $43,196 and $0 in revenues, respectively. The increase in revenue is attributed to Underlying Assets winning horse race purse winnings. Some of the Company’s horses (as more particularly described in the Offering Statement) have begun racing, and thus, may begin to generate revenue.

During the six-month periods ended June 30, 2019, and June 30, 2018, the Company incurred costs of revenue – horse expenses of $162,532 and $3,513, respectively. The increase in costs of revenue – horse expenses is attributed to the Company’s investment in new, additional Underlying Assets that are related to veterinary costs, transportation, jockey fees, etc. as directly related to the revenue-driving activities of such series of horses.

5

Revenues				Cost of Revenues
Series-Series Name	Underlying Asset (Horse Name)	30-Jun-19	30-Jun-18	30-Jun-19	30-Jun-18
Series Amers	Amers	$594	–	$(1,614)	–
Series Two Trail Sioux 17	Annihilate	–	–	$(1,699)	–
Series Bella Chica	Bella Chica	–	–	$(8,400)	–
Series Bullion	Bullion	–	–	–	–
Series Cairo Kiss	Cairo Kiss	$920	–	$(8,017)	$(30)
Series Martita Sangrita 17	Carpe Vinum	–	–	$(10,139)	–
Series Daddy’s Joy	Daddy’s Joy	–	–	$(8,581)	–
Series De Mystique ‘17	Dancing Destroyer	–	–	$(4,169)	–
Series Kiana’s Love	Kiana’s Love	$7,870	–	$(6,886)	–
(Series Kichiro	Kichiro	–	–	$(2,075)	–
Series Madarnas	Madarnas	–	–	–	–
Series Major Implications	Major Implications	$2,714	–	$(1,197)	–
Series Miss Puzzle	Miss Puzzle	–	–	–	–
Series Moonless Sky	Moonless Sky	$1,115	–	$(4,691)	–
Series Night of Idiots	Night of Idiots	–	–	$(6,582)	–
Series Nileist	Nileist	$1,248	–	$(13,325)	–
Series Noble of Goddess	Noble of Goddess	$339	–	$(9,478)	–
Series Ocean Magic 18	Ocean Magic 18	–	–	$(3,857)	–
Series Power Up Paynter	Power Up Paynter	–	–	$(2,681)	–
Series Sauce on Side	Sauce on Side	$6,023	–	$(8,654)	–
Series Shake It Up Baby	Shake It Up Baby	–	–	$(4,146)	–
Series Sigesmund	Sigesmund	–	–	$(3,909)	$(2,962)
Series Soul Beam	Soul Beam	$8,138	–	$(18,011)	$(120)
Series Squared Straight	Squared Straight	–	–	$(4,033)	–
Series Street Band	Street Band	$625	–	$(4,097)	–
Series Swiss Minister	Swiss Minister	$2,639	–	$(4,224)	$(365)
Series Takeo Squared	Takeo Squared	$4,684	–	$(1,558)	$(37)
Series Tavasco Road	Tavasco Road	$1,695	–	$(3,574)	–
Series Tizamagician	Tizamagician	–	–	$(2,563)	–
Series Two Trial Sioux 17K	Two Trial Sioux 17K	–	–	$(566)	–
Series Utalknboutpractice	Utalknboutpractice	–	–	$(3,601)	–
Series Vertical Threat	Vertical Threat	–	–	$(8,573)	–
Series Zestful	Zestful	$4,591	–	$(1,630)	–
Total:		$43,196	$0	$(162,532)	$(3,513)

Operating Expenses

Since its formation in December 2016, the Company’s efforts have been focused on the development of the offering and marketing for fundraising. The Company only recently commenced its planned principal operations in 2018. During the six-month periods ended June 30, 2019, and June 30, 2018, the Company incurred $197,624 and $2,890, respectively, an increase of $194,734, related to general and administrative fees, management charges, depreciation, and loss on horse retirement. The increase was primarily driven by increased costs from the Company’s investment in new Underlying Assets.

6

Operating Expenses for the Company including all of the Series for the six-month periods ended June 30, 2019, and June 30, 2018, are as follows:

Total Operating Expense
	June 30, 2019	June 30, 2018	Difference
General and Administrative	$30,682	$525	$30,157
Management Charges	$45,623	–	$45,623
Depreciation	$70,442	$2,365	$68,077
Loss on Horse Retirement	$50,877	–	$50,877
Total:	$197,624	$2,890	$194,734

During the six-month periods ended June 30, 2019, and June 30, 2018, at the close of the respective offerings for the Series, listed in the table below, each individual Series became responsible for operating expenses. All operating expenses are incurred on the books by the Series. The operating expenses for each Series are as follows:

Operating Expenses
Series-Series Name	Underlying Asset (Horse Name)	30-Jun-19	June 30, 2018
Series Amers	Amers	$(1,000)	–
Series Two Trail Sioux 17	Annihilate	$(7,230)	–
Series Bella Chica	Bella Chica	$(8,687)	–
Series Bullion	Bullion	$(1,250)	$(334)
Series Cairo Kiss	Cairo Kiss	$(4,633)	$(1,545)
Series Carpe Vinum	Carpe Vinum	$(9,419)	–
Series Daddy’s Joy	Daddy’s Joy	$(4,167)	–
Series Dancing Destroyer	Dancing Destroyer	$(4,661)	–
Series Kiana’s Love	Kiana’s Love	$(7,520)	–
Series Kichiro	Kichiro	$(4,821)	–
Series Madarnas	Madarnas	–	–
Series Major Implications	Major Implications	$(2,361)	–
Series Miss Puzzle	Miss Puzzle	$(8,248)	–
Series Moonless Sky	Moonless Sky	$(2,750)	–
Series Night of Idiots	Night of Idiots	$(1,959)	–
Series Nileist	Nileist	$(4,263)	–
Series Noble of Goddess	Noble of Goddess	$(5,689)	–
Series Ocean Magic 18	Ocean Magic 18	$(3,902)	–
Series Power Up Paynter	Power Up Paynter	$(1,500)	–
Series Sauce on Side	Sauce on Side	$(13,584)	–
Series Shake It Up Baby	Shake It Up Baby	$(2,250)	–
Series Sigesmund	Sigesmund	$(1,792)	$(278)
Series Soul Beam	Soul Beam	$(3,846)	–
Series Squared Straight	Squared Straight	$(3,750)	–
Series Street Band	Street Band	$(11,420)	–
Series Swiss Minister	Swiss Minister	$(2,340)	$(208)
Series Takeo Squared	Takeo Squared	$(12,917)	–
Series Tavasco Road	Tavasco Road	$(9,533)	–
Series Tizamagician	Tizamagician	$(20,829)	–
Series Two Trial Sioux 17K	Two Trial Sioux 17K	$(1,750)	–
Series Utalknboutpractice	Utalknboutpractice	$(4,650)	–
Series Vertical Threat	Vertical Threat	$(6,913)	–
Series Zestful	Zestful	$(17,465)	–
Costs Related to Company		$(525)	$(525)
Total:		$(197,624)	$(2,890)

7

As a result, the Company’s aggregate net loss across all series for the six-month periods ended June 30, 2019, and June 30, 2018 was $317,145 and $6,403, respectively.

Liquidity and Capital Resources

Horse Reserve Funds

During the six-month periods ended June 30, 2019, and June 30, 2018, the Company has $216,247 and $47,407, in reserve funds held by the Manager for each series of an Underlying Asset. Since inception, the Company has relied on advances from founders, raising capital to fund its operations and the issuance of securities under an intrastate permit, Regulation D offering, and the Offering Statement as sources of capital. The funds raised supported the repayment of manager’s loans (advanced to obtain horse assets), accrue management fees and set aside cash held by the manager as horse reserve accounts to cover certain horse expenses. Additionally, the Company acquired one horse asset through a loan from a strategic vendor partner.

As of June 30, 2019, the Company’s positions of borrowings and amounts owed to it by the Manager are as follows:

Series-Series Name	Underlying Asset (Horse Name)	Horse Reserve Account Owned to/(by) Series	(Horse Acquisition Loans Owed to Manager)	Net Amount Owed to/(by) Series	Horse Reserves to Last Through
Series Amers	Amers	$(517)	$(2,380)	$(2,897)	12/31/19
Series Two Trail Sioux 17	Annihilate	31,079	(110,700)	(79,621)	12/31/19
Series Bella Chica	Bella Chica	(4,400)	(22,120)	(26,520)	12/31/19
Series Bullion	Bullion	(1,750)	0	(1,750)	12/31/19
Series Cairo Kiss	Cairo Kiss	(3,644)	0	(3,644)	12/31/19
Series Daddy’s Joy	Daddy’s Joy	33,719	(91,800)	(58,081)	12/31/19
Series De’Mystique ‘17	Dancing Destroyer	6,606	(21,551)	(14,944)	12/31/19
Series Kiana’s Love	Kiana’s Love	4,656	0	4,656	12/31/19
Series Kichiro	Kichiro	2,615	(7,810)	(5,195)	12/31/19
Series Madarnas	Madarnas	0	0	0	12/31/19
Series Major Implications	Major Implications	0	0	0	12/31/19
Series Martita Sangrita 17	Carpe Vinum	31,461	(156,672)	(125,211)	12/31/19
Series Miss Puzzle	Miss Puzzle	10,817	(3,816)	7,001	12/31/19
Series Moonless Sky	Moonless Sky	(5,354)	0	(5,354)	12/31/19
Series Night of Idiots	Night of Idiots	(269)	(3,604)	(3,873)	12/31/19
Series Nileist	Nileist	(9,034)	0	(9,034)	12/31/19
Series Noble of Goddess	Noble of Goddess	(1,154)	(400)	(1,554)	12/31/19
Series Ocean Magic 18	Ocean Magic 18	(3,857)	0	(3,857)	12/31/19
Series Power Up Paynter	Power Up Paynter	32,419	(96,600)	(64,181)	12/31/19
Series Sauce on Side	Sauce on Side	0	0	0	12/31/19
Series Shake It Up Baby	Shake It Up Baby	10,709	(27,625)	(16,916)	12/31/19
Series Sigesmund	Sigesmund	(8,409)	(11,815)	(20,224)	12/31/19
Series Soul Beam	Soul Beam	(8,825)	(1,556)	(10,380)	12/31/19
Series Squared Straight	Squared Straight	3,860	0	3,860	12/31/19
Series Street Band	Street Band	28	(8,360)	(8,332)	12/31/19
Series Swiss Minister	Swiss Minister	(1,203)	(714)	(1,917)	12/31/19
Series Takeo Squared	Takeo Squared	0	0	0	12/31/19
Series Tavasco Road	Tavasco Road	0	0	0	12/31/19
Series Tizamagician	Tizamagician	48,137	(102,481)	(54,344)	12/31/19
Series Two Trial Sioux 17K	Two Trial Sioux 17K	5,475	(30,600)	(25,125)	12/31/19
Series Utalknboutpractice	Utalknboutpractice	6,354	(1,020)	5,334	12/31/19
Series Vertical Threat	Vertical Threat	36,727	(95,019)	(58,292)	12/31/19
Series Zestful	Zestful	0	0	0	12/31/19
Total:		$216,247	$(796,642)	$(580,395)

8

The cash reserves for Operating Expenses, including Upkeep Fees, for each Series are estimated to last through at least calendar year 2019 whether or not such Series generates revenues in 2019. The purchase price of such Underlying Assets includes such reserves for Operating Expenses through at least calendar year 2019. In the Offerings, it is the intent of the Company to reserve Operating Expenses, including Upkeep Fees, at the outset of an offering sufficient to maintain the Underlying Asset without the need to raise additional capital for such series. The Company intends to rely on revenue generated from such Underlying Asset to provide ongoing working capital needed to fund the Operating Expenses of each such Series thereafter.

Series Interests

As of June 30, 2019, the Company received a total of $654,290 in exchange for series interests in various Underlying Assets (See our financial statements and “Note 5 – Members’ Equity/(Deficit)” for more detail):

Series-Series Name	Underlying Asset (Horse Name)	Units Offered	Units Tendered	Subscription Amount
Series Amers	Amers	75	55	$7,700
Series Two Trail Sioux 17	Annihilate	450	0	0
Series Bella Chica	Bella Chica	100	30	11,400
Series Bullion	Bullion	25	25	11,750
Series Cairo Kiss	Cairo Kiss	80	80	44,400
Series Daddy’s Joy	Daddy’s Joy	600	0	0
Series De’Mystique ‘17	Dancing Destroyer	250	73	10,220
Series Kiana’s Love	Kiana’s Love	200	200	24,000
Series Kichiro	Kichiro	200	129	16,770
Series Madarnas	Madarnas	50	28	9,800
Series Major Implications	Major Implications	20	20	4,600
Series Martita Sangrita 17	Carpe Vinum	600	24	7,680
Series Miss Puzzle	Miss Puzzle	125	107	26,750
Series Moonless Sky	Moonless Sky	200	200	22,000
Series Night of Idiots	Night of Idiots	80	63	15,750
Series Nileist	Nileist	45	45	23,850
Series Noble of Goddess	Noble of Goddess	300	300	33,000
Series Ocean Magic 18	Ocean Magic 18	510	0	0
Series Power Up Paynter	Power Up Paynter	600	0	0
Series Sauce on Side	Sauce on Side	125	125	30,000
Series Shake It Up Baby	Shake It Up Baby	250	0	0
Series Sigesmund	Sigesmund	200	61	6,100
Series Soul Beam	Soul Beam	65	62	37,820
Series Squared Straight	Squared Straight	150	150	40,500
Series Street Band	Street Band	50	50	61,500
Series Swiss Minister	Swiss Minister	50	50	14,000
Series Takeo Squared	Takeo Squared	100	100	27,000
Series Tavasco Road	Tavasco Road	80	72	16,560
Series Tizamagician	Tizamagician	600	262	83,840
Series Two Trial Sioux 17K	Two Trial Sioux 17K	1	0	0
Series Utalknboutpractice	Utalknboutpractice	100	96	28,800
Series Vertical Threat	Vertical Threat	600	66	13,860
Series Zestful	Zestful	100	77	24,640
Total:		6,981	2,550	$654,290

9

The Company (if viewed as if it were a separate and distinct entity apart from its series) will not have much, if any, need for cash reserves and, instead, each series will have liquidity needs that are built into Operating Expense reserves and covered by future revenue-generating activities. Specifically, it is the intent of the Company to reserve Operating Expenses, including Upkeep Fees, at the outset of an offering sufficient to maintain the Underlying Asset without the need to raise additional capital for such series. The Company intends to rely on revenue generated from such Underlying Asset to provide ongoing working capital needed to fund the Operating Expenses of each such series thereafter. Further, in the event that a series is not fully subscribed, or needs additional funding beyond the Operating Expense reserves, (i) the Manager and/or its affiliates may exercise their right to purchase interests in the series on the same terms and conditions as the investors, (ii) if such Underlying Asset was originally acquired by the Company or an affiliate pursuant to a Profit Participation Convertible Promissory Note or similar instrument, such party may exercise its conversion rights, and/or (iii) the series may obtain a loan from the Manager, affiliates or third parties to obtain sufficient working capital to operate the underlying asset.

Since Inception, the Company has relied on advances from founders and raising capital to fund its operations. As of June 30, 2019, the Company had negative capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations, including those of Series Palace Foal, Series De Mystique ‘17, Series Martita Sangrita 17, Series Daddy’s Joy, Series Vertical Threat, Series Shake it Up Baby, and Series Tizamagician with funding from a Regulation A offering campaign, capital contributions from the founder and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations.

Related Party Transactions

In order to fund the Company’s activities as well as to advance funds on behalf of a series in order to acquire horse assets prior to establishing and issuing securities in the underlying series holding the horse assets, the Company has borrowed a total of $1,353,355 as of June 30, 2019, from the Manager in the form of profit participation convertible promissory notes as follows:

Series Name	Principal Borrowed from Manager
MRH Amers	$8,925
MRH Annihilate	110,700
MRH Bella Chica	31,600
MRH Bullion	6,000
MRH Cairo Kiss	37,760
MRH Carpe Vinum	163,200
MRH Daddy’s Joy	91,800
MRH Dancing Destroyer	30,237.50
MRH Kiana's Love	20,400
MRH Kichiro	22,000
MRH Madarnas	14,850
MRH Major Implications	3,900
MRH Miss Puzzle	26,500
MRH Moonless Sky	18,700
MRH Night of Idiots	16,960
MRH Nileist	20,250
MRH Noble Goddess	28,300
MRH Ocean Magic 18	*
MRH Power Up Paynter	96,600
MRH Sauce on Side	25,500
MRH Shake It Up Baby	27,625
MRH Sigesmund	17,000
MRH Soul Beam	33,702.50
MRH Squared Straight	34,350
MRH Street Band	52,250
MRH Swiss Minister	11,900
MRH Takeo Squared	22,900
MRH Tavasco Road	15,600
MRH Tizamagician	173,745
MRH Two Trial Sioux 17K	30,600
MRH Utalknboutpractice	25,500
MRH Vertical Threat	106,800
MRH Zestful	27,200
Total	$ 1,353,355

*As of June 30, 2019, the Company owes $15,606 in principal to Michael Behrens in connection with Series Ocean Magic 18 (Palace Foal).

10

Trend Information

The Company’s main focus over the next twelve months is to continue to launch subsequent Offerings of Series Interests. As of June 30, 2019, we closed 25 Offerings. The table below shows the launched and closed Offerings as of June 30, 2019:

	# of Offerings Launched	# of Offerings Closed	# Qualified but not launched
As of June 30, 2019	34	25	1

(1) data represents number of Offerings for Series Interests of each state of offering process in the given period.

(2) offerings launched as of June 30, 2019 either through (i) a California intra state permit or (ii) Rule 506(c).

The Company plans to launch approximately 50 to 100 additional offerings in the next twelve months, as of the date of this filing, including offerings for increasingly higher value underlying assets.  The proceeds from any offerings closed during the next twelve months will be used to acquire additional race horses. We believe that launching a larger number of offerings in 2019-2020 and beyond will help us from a number of perspectives:

1) Continue to grow the user base on the Platform by attracting more Investors into our ecosystem.

2) Enable the Company to reduce operating expenses for each series, as we negotiate better contracts for training, upkeep, insurance and other operating expenses with a larger collection of underlying assets.

3) Attract a larger community of Horse Sellers with high quality underlying assets to the Platform who may view us as a more efficient method of transacting than the traditional syndication processes.

In addition to more offerings, we also intend to continue to develop Membership Experience Programs, which allow Investors to enjoy the collection of racehorses acquired and managed by the Company through events, race day visits and other programs. The initial testing of such Membership Experience Programs commenced in early 2019, but no revenues have been generated by such programs at the date of this filing. We expect to develop additional Membership Experience Programs throughout the remainder of 2019 and beyond. We believe that expanding the Membership Experience Programs in 2019-2020 and beyond will help us from a number of perspectives:

1) Serve as an additional avenue to attract users to the Platform and to engage the existing users and Investors.

2) Start to generate revenues for the series from the underlying assets used in the Membership Experience Programs, which we anticipate will enable the underlying assets to generate revenues for the series to cover, in whole or in part, the ongoing post-closing operating expenses.

We do not anticipate generating enough revenues in fiscal year 2019 from Membership Experience Programs, or otherwise, to cover all the operating expenses for any of the existing Series, or any other series of interests for which offerings closed in fiscal year 2019.

Outside of the trends mentioned above, we believe that the Company is also dependent on the general economic environment and investing climate, the horse racing industry at large (including ongoing concerns of horse safety), in particular in the United States. In addition, since we are reliant on our Manager to support the Company and the Series, we are dependent on the general fundraising environment and our Manager’s continued ability to raise capital.

Off-Balance Sheet Arrangements

As of June 30, 2019, we did not have any off-balance sheet arrangements.

Critical Accounting Policies

The preparation of financial statements in accordance with GAAP requires management to use judgement in the application of accounting policies, including making estimates and assumptions. These assumptions will affect the reported amounts of assets and liabilities and our disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. With different estimates or assumptions, materially different amounts could be reported in our financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

Please refer to “Note 2 — Summary of Significant Accounting Policies” to our financial statements included in this Semiannual Report for more discussion of our accounting policies and procedures.

Item 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA, but was not reported.

11

Item 3. Financial Statements

Index to Financial Statements

Unaudited Financial Statements as of June 30, 2019, and December 31, 2018, and for the Six-Month Periods Ended June 30, 2019, and 2018

12

MY RACEHORSE CA LLC

BALANCE SHEETS (UNAUDITED)

As of June 30, 2019, and December 31, 2018

	June 30, 2019	December 31, 2018
ASSETS
Current Assets:
Cash and cash equivalents	$–	$–
Horse reserve funds receivable from Manager (see Notes 2 and 4)	216,247	47,407
Total Current Assets	216,247	47,407

Non-Current Assets:
Horse Assets, net of accumulated depreciation (see Note 2)	736,772	206,105
Total Non-Current Assets	736,772	206,105

TOTAL ASSETS	$953,019	$253,512

LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)
Liabilities:
Current liabilities:
Acquisition advances payable to Manager (see Note 4)	$796,642	$55,828
Interest payable	208	23
Total Current Liabilities	796,850	55,851

Long-term Debt:
Loan Payable	15,606	15,606
Total Long-term Debt	15,606	15,606

Total Liabilities	812,456	71,457

Members’ Equity/(Deficit):
Membership in My Racehorse CA, LLC	11,843	11,843
Subscriptions in series, net of distributions (See Note 5)	615,230	339,577
Accumulated deficit	(486,510)	(169,365)
Total Members’ Equity/(Deficit)	140,563	182,055

TOTAL LIABILITIES AND MEMBERS’ EQUITY/(DEFICIT)	$953,019	$253,512

No assurance is provided.
See accompanying notes, which are an integral part of these financial statements.

F-1

MY RACEHORSE CA LLC

STATEMENTS OF OPERATIONS (UNAUDITED)

For the Six-Month Periods Ended June 30, 2019, and 2018

	June 30, 2019	June 30, 2018

Revenues	$43,196	$–
Cost of revenues	(162,532)	(3,513)
Gross profit/(loss)	(119,336)	(3,513)

Operating Expenses:
General and administrative	30,682	525
Management charges	45,623	–
Depreciation	70,442	2,365
Loss on horse retirement	50,877	–
Total Operating Expenses	197,624	2,890

Loss from operations	(316,960)	(6,403)

Other Income/(Expense):
Interest expense	(185)	–
Total Other Expenses	(185)	–

Provision for income taxes	–	–

Net loss	$(317,145)	$(6,403)

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements. In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included

F-2

MY RACEHORSE CA LLC

STATEMENTS OF CHANGES IN MEMBERS’ EQUITY/(DEFICIT) (UNAUDITED)

For the Six-Month Period Ended June 30, 2019, and for the Year Ended December 31, 2018

	Membership in My Racehorse CA LLC	Subscriptions in Series	Accumulated Deficit	Total Members' Equity/(Deficit)

Balance at January 1, 2018	–	–	(10,200)	(10,200)

Conversion of advances from founders to equity	10,200	–	–	10,200
Subscriptions received in Horse series	–	354,184	–	354,184
Distributions from Horse series	–	(14,607)	–	(14,607)
Contribution by manager	1,643	–	–	1,643
Net loss	–	–	(159,165)	(159,165)
Balance at December 31, 2018	$11,843	$339,577	$(169,365)	$182,055

Subscriptions received in horse series	–	298,120	–	298,120
Distributions from horse series	–	(22,467)	–	(22,467)
Net loss	–	–	(317,145)	(317,145)
Balance at June 30, 2019	$11,843	$615,230	$(486,510)	$140,563

No assurance is provided.
See accompanying notes, which are an integral part of these financial statements.

F-3

MY RACEHORSE CA LLC

STATEMENTS OF CASH FLOWS (UNAUDITED)

For the Six-Month Periods Ended June 30, 2019, and 2018

	June 30, 2019	June 30, 2018
Cash Flows From Operating Activities
Net Loss	$(317,145)	$(6,403)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	70,442	2,365
Loss on horse retirements	50,877	–
Change in accrued interest payable	185	–
Net Cash Used In Operating Activities	(195,641)	(4,038)

Cash Flows From Investing Activities
Purchase of horse assets	(651,986)	(69,450)
Net Cash Used In Investing Activities	(651,986)	(69,450)

Cash Flows From Financing Activities
Subscriptions received in horse series	298,120	–
Distributions from horse series	(22,467)	–
Net increase in amount due to Manager	571,974	73,488
Net Cash Provided by Financing Activities	847,627	73,488

Net Change In Cash	–	–

Cash at Beginning of Period	–	–
Cash at End of Period	$–	$–

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$–	$–
Cash paid for income taxes	$–	$–

No assurance is provided.
See accompanying notes, which are an integral part of these financial statements.

F-4

MY RACEHORSE CA LLC

NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

As of June 30, 2019, and December 31, 2018, and for the Six-Month Periods Ended June 30, 2019, and 2018

NOTE 1: NATURE OF OPERATIONS

My Racehorse CA LLC d/b/a MyRaceHorse.com (the “Company”, or “MRH”) is an early-stage series limited liability company established by the manager, Experiential Squared, Inc. (the “Manager”), to acquire individual interests in thoroughbred, quarter and Standardbred horses through underlying Series. The Company aims to democratize the ownership of racehorses through a self-developed web-based platform and allow fans to experience racehorse ownership by investing in Series with other like-minded fans. The Company is headquartered in Claremont, CA. The key executives of the manager are Michael Behrens and David Kandasamy. The Company was formed in 2016.

Since inception, the Company has relied on advances from founders and raising capital to fund its operations. The Company will likely incur losses prior to generating positive working capital. These matters raise substantial doubt about the Company’s ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a Regulation A securities campaign (see Note 9), capital contributions from the founder, and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full-scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company’s plans or failing to profitably operate the business.

F-5

Cash Equivalents and Concentration of Cash Balance

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account. As of June 30, 2019, the Company had no cash on hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of June 30, 2019, the Company had no outstanding accounts receivable. However, all of the cash of the Company is held by the Manager on behalf of the Company.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years. Horse assets are depreciated using the straight-line method over 36 months with no estimated salvage value. A horse is treated as placed in service upon its acquisition by the Company.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

As of June 30, 2019, and December 31, 2018, the Company has $899,004, and $246,391, respectively recorded, at cost, in horse assets.

As of June 30, 2019, property and equipment consisted of the following:

F-6

Series Name	Horse Asset plus Acquisition Costs	Less: Depreciation through June 30, 2019	Total
MRH Amers	$6,000	$(2,000)	$4,000
MRH Annihilate	74,250	(4,125)	70,125
MRH Bella Chica	25,000	(4,167)	20,833
MRH Bullion	6,000	(2,333)	3,667
MRH Cairo Kiss	27,800	(10,039)	17,761
MRH Carpe Vinum	120,000	(6,667)	113,333
MRH Utalknboutpractice	11,970	(2,992)	8,978
MRH Daddy’s Joy	48,000	(2,666)	45,334
MRH Dancing Destroyer	17,238	(903)	16,335
MRH Kiana's Love	10,600	(1,767)	8,833
MRH Kichiro	15,500	(431)	15,069
MRH Madarnas	10,000	(10,000)	0
MRH Major Implications	2,500	(2,500)	0
MRH Miss Puzzle	13,730	(2,228)	11,502
MRH Moonless Sky	12,000	(4,500)	7,500
MRH Night of Idiots	8,740	(1,699)	7,041
MRH Nileist	11,700	(2,600)	9,100
MRH Noble Goddess	18,000	(3,333)	14,667
MRH Ocean Magic 18	15,606	(4,335)	11,271
MRH Power Up Paynter	60,000	0	60,000
MRH Sauce on Side	15,000	(15,000)	0
MRH Shake It Up Baby	11,000	(750)	10,250
MRH Sigesmund	10,000	(3,611)	6,389
MRH Soul Beam	23,075	(8,333)	14,742
MRH Squared Straight	22,500	(5,625)	16,875
MRH Street Band	45,000	(1,250)	43,750
MRH Swiss Minister	7,500	(2,917)	4,583
MRH Takeo Squared	15,000	(15,000)	0
MRH Tavasco Road	10,000	(10,000)	0
MRH Tizmagician	121,545	(6,752)	114,793
MRH Two Trial Sioux 17K	24,750	(1,375)	23,375
MRH Vertical Threat	60,000	(3,333)	56,667
MRH Zestful	19,000	(19,000)	0
Total	$899,004	$(162,232)	$736,772

F-7

Depreciation totaled $70,442 and $2,365 for the six-month periods ended June 30, 2019 and 2018, respectively.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue for the Company is generally comprised of horse winnings within the series or hospitality revenue. The Company recognizes race winnings net of track expense deductions.

Costs of Revenues

Costs of revenues include horse related expenses such as insurance, photography, stables and training, transportation and veterinary.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

F-8

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code (IRC), all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns. However, the Company has elected, in accordance with IRC, to treat each of the individual series as separate subchapter c corporations for tax purposes. No tax provision has been recorded for any series through the balance sheet date as each is in a taxable loss position and no future tax benefits can be reasonably anticipated.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits nor significant revenues since inception, has sustained a net loss of $317,145 during the six-month period ended June 30, 2019, is dependent upon its manager for financing its operations, and has a working capital deficit of $580,603 as of June 30, 2019.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

F-9

NOTE 4: ADVANCES FROM MANAGER

To fund its organizational and start-up activities as well as to advance funds on behalf of a series to purchase horse assets, the Manager has covered the expenses and costs of the Company and its series thus far on a non-interest-bearing extension of revolving credit. The Company will evaluate when is best to repay the Manager depending on operations and fundraising ability. In general, the Company will repay the Manager for funds extended to acquire horse assets from the series subscription proceeds (less the applicable management fee), as they are received.

Additionally, the Manager maintains cash reserves on behalf of each of the series of the Company to cover expenses of the series’ operations.

In the table below, the Company outlines the positions of borrowings and amounts owed to it by the Manager:

Series Name	Horse reserve account owed to/(by) Series	(Horse acquisition loans owed to Manager)	Net amount owed to/(by) Series
MRH Amers	$(517)	$(2,380)	$(2,897)
MRH Annihilate	31,079	(110,700)	(79,621)
MRH Bella Chica	(4,400)	(22,120)	(26,520)
MRH Bullion	(1,750)	0	(1,750)
MRH Cairo Kiss	(3,644)	0	(3,644)
MRH Carpe Vinum	31,461	(156,672)	(125,211)
MRH Daddy’s Joy	33,719	(91,800)	(58,081)
MRH Dancing Destroyer	6,606	(21,551)	(14,944)
MRH Kiana's Love	4,656	0	4,656
MRH Kichiro	2,615	(7,810)	(5,195)
MRH Madarnas	0	0	0
MRH Major Implications	0	0	0
MRH Miss Puzzle	10,817	(3,816)	7,001
MRH Moonless Sky	(5,354)	0	(5,354)
MRH Night of Idiots	(269)	(3,604)	(3,873)
MRH Nileist	(9,034)	0	(9,034)
MRH Noble Goddess	(1,154)	(400)	(1,554)
MRH Ocean Magic 18	(3,857)	0	(3,857)
MRH Power Up Paynter	32,419	(96,600)	(64,181)
MRH Sauce on Side	0	0	0
MRH Shake It Up Baby	10,709	(27,625)	(16,916)
MRH Sigesmund	(8,409)	(11,815)	(20,224)
MRH Soul Beam	(8,825)	(1,556)	(10,380)
MRH Squared Straight	3,860	0	3,860
MRH Street Band	28	(8,360)	(8,332)
MRH Swiss Minister	(1,203)	(714)	(1,917)
MRH Takeo Squared	0	0	0
MRH Tavasco Road	0	0	0
MRH Tizamagician	48,137	(102,481)	(54,344)
MRH Two Trial Sioux 17K	5,475	(30,600)	(25,125)
MRH Utalknboutpractice	6,354	(1,020)	5,334
MRH Vertical Threat	36,727	(95,019)	(58,292)
MRH Zestful	0	0	0
Total	$216,247	$(796,642)	$(580,395)

F-10

NOTE 5: MEMBERS’ EQUITY/(DEFICIT)

Series Subscriptions

The Company has received membership subscriptions for the following LLC series as of June 30, 2019.

Series Name	Units Offered	Units Tendered	Subscription Amount
MRH Amers	75	55	$7,700
MRH Annihilate	450	0	0
MRH Bella Chica	100	30	11,400
MRH Bullion	25	25	11,750
MRH Cairo Kiss	80	80	44,400
MRH Carpe Vinum	600	24	7,680
MRH Daddy's Joy	600	0	0
MRH Dancing Destroyer	250	73	10,220
MRH Kiana's Love	200	200	24,000
MRH Kichiro	200	129	16,770
MRH Madarnas	50	28	9,800
MRH Major Implications	20	20	4,600
MRH Miss Puzzle	125	107	26,750
MRH Moonless Sky	200	200	22,000
MRH Night of Idiots	80	63	15,750
MRH Nileist	45	45	23,850
MRH Noble Goddess	300	300	33,000
MRH Ocean Magic 18	510	0	0
MRH Power Up Paynter	600	0	0
MRH Sauce On Side	125	125	30,000
MRH Shake It Up Baby	250	0	0
MRH Sigesmund	200	61	6,100
MRH Soul Beam	65	62	37,820
MRH Squared Straight	150	150	40,500
MRH Street Band	50	50	61,500
MRH Swiss Minister	50	50	14,000
MRH Takeo Squared	100	100	27,000
MRH Tavasco Road	80	72	16,560
MRH Tizamagician	600	262	83,840
MRH Two Trial Sioux 17K	1	0	0
MRH Utalknboutpractice	100	96	28,800
MRH Vertical Threat	600	66	13,860
MRH Zestful	100	77	24,640
Total	6,981	2,550	$654,290

F-11

The members of each of the Company’s series have certain rights with respect to the membership series they are subscribed to. Each series generally holds a single horse asset. A series member is entitled to their pro rata share of the net profits derived from the horse asset held in that series after deduction of expense allocations and direct expenses attributable to the underlying horse asset, based on their percentage of the total outstanding membership interests in that series.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 6: RELATED PARTY TRANSACTIONS

The Company converted an advance from founders outstanding as of December 31, 2017 to equity in the Company to ease the cash flow burden to the Company during 2018.

The Company’s Manager has advanced funds to and holds cash reserves on behalf of various of the Company’s series funds. See Note 4 for further discussions.

The Company acquired the horse asset in the MRH Palace Foal series via a $15,606 convertible profit participating loan from Michael Behrens, a principal of the Manager of the Company. The convertible profit participating loan bears a 2.38 percent per annum interest rate and is due either when the MRH Palace Foal series is fully subscribed or converted into the unsold units of the MRH Palace Foal. During the time the convertible profit participating loan is outstanding, the underlying cash flow of the MRH Palace Foal series accrues to the loan holder. As of June 30, 2019, MRH Palace Foal has accrued $208 in interest expense.

Because these are related party transactions, no guarantee can be made that the terms of the arrangements are at arm’s length.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2018.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

F-12

NOTE 8: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

Long-Term Debt

The Company acquired the horse asset in the MRH Palace Foal series via a $15,606 convertible profit participating loan from Michael Behrens, a principal of the Manager of the Company. The convertible profit participating loan bears a 2.38 percent per annum interest rate is due either when the MRH Palace Foal series is fully subscribed or converted into the unsold units of the MRH Palace Foal. During the time the convertible profit participating loan is outstanding, the underlying cash flow of the MRH Palace Foal series accrues to the loan holder.

NOTE 9: SUBSEQUENT EVENTS

Continued Crowdfunded Offerings

The Company plans to continue raising capital through the issuance of securities exempt from registration under Regulation A. This offering allows the Company to more broadly offer the securities of the underlying series of the Company.

Management’s Evaluation

Management has evaluated subsequent events through September 13, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

F-13

Item 4. Exhibits

Exhibit 2.1	Articles of Organization (1)
Exhibit 2.2	Amended and Restated Series Limited Liability Company Agreement (2)
Exhibit 3.1	Series Agreement for Series Palace Foal (1)
Exhibit 3.2	Series Agreement for Series De Mystique ‘17 (3)
Exhibit 3.3	Series Agreement for Martita Sangrita 17(4)
Exhibit 3.4	Series Agreement for Daddy’s Joy(4)
Exhibit 3.5	Series Agreement for Vertical Threat (4)
Exhibit 3.6	Series Agreement for Shake it Up Baby(4)
Exhibit 3.7	Series Agreement for Tizamagician (4)
Exhibit 3.8	Series Agreement for Power Up Paynter (5)
Exhibit 3.9	Series Agreement for Two Trail Sioux 17 (5)
Exhibit 3.10	Series Agreement for Wayne O (5)
Exhibit 3.11	Series Agreement for Big Mel(6)
Exhibit 4.1	Form of Subscription Agreement (1)
Exhibit 6.1	Management Services Agreement by and between My Racehorse CA LLC and Experiential Squared, Inc. (1)
Exhibit 6.2	Equine Co-Ownership and Acquisition Agreement for Palace Foal (1)
Exhibit 6.3	Profit Participation Convertible Promissory Note for Palace Foal (1)
Exhibit 6.4	Equine Co-Ownership and Acquisition Agreement for De Mystique ‘17 (3)
Exhibit 6.5	Profit Participation Convertible Promissory Note for De Mystique ‘17 (3)
Exhibit 6.6	Equine Co-Ownership and Acquisition Agreement for Martita Sangrita 17 (4)
Exhibit 6.7	Profit Participation Convertible Promissory Note for Martita Sangrita 17 (4)
Exhibit 6.8	Equine Co-Ownership and Acquisition Agreement for Daddy’s Joy (4)
Exhibit 6.9	Profit Participation Convertible Promissory Note for Daddy’s Joy (4)
Exhibit 6.10	Equine Co-Ownership and Acquisition Agreement for Vertical Threat (4)
Exhibit 6.11	Profit Participation Convertible Promissory Note for Vertical Threat (4)
Exhibit 6.12	Equine Co-Ownership and Acquisition Agreement for Shake it Up Baby (4)
Exhibit 6.13	Profit Participation Convertible Promissory Note for Shake it Up Baby (4)
Exhibit 6.14	Equine Co-Ownership and Acquisition Agreement for Tizamagician (4)
Exhibit 6.15	Profit Participation Convertible Promissory Note for Tizamagician (4)
Exhibit 6.16	Equine Co-Ownership and Acquisition Agreement for Power Up Paynter (5)
Exhibit 6.17	Profit Participation Convertible Promissory Note for Power Up Paynter (5)
Exhibit 6.18	Equine Co-Ownership and Acquisition Agreement for Two Trail Sioux 17 (5)
Exhibit 6.19	Profit Participation Convertible Promissory Note for Two Trail Sioux 17 (5)
Exhibit 6.20	Equine Co-Ownership and Acquisition Agreement for Wayne O (5)
Exhibit 6.21	Profit Participation Convertible Promissory Note for Wayne O (5)
Exhibit 6.22	Equine Co-Ownership and Acquisition Agreement for Big Mel (6)
Exhibit 6.23	Profit Participation Convertible Promissory Note for Big Mel (6)

(1) Previously filed with the Company’s Form 1-A dated September 10, 2018 and incorporated by reference herein.

(2) Previously filed with the Company’s Amendment No. 1 to Form 1-A dated November 20, 2018 and incorporated by reference herein.

(3) Previously filed with the Company’s Post-Qualification Amendment No. 1 to Form 1-A dated April 18, 2019 and incorporated by reference herein.

(4) Previously filed with the Company’s Post-Qualification Amendment No. 3 to Form 1-A dated June 25, 2019 and incorporated by reference herein.

(5) Previously filed with the Company’s Post-Qualification Amendment No. 4 to Form 1-A dated July 19, 2019 and incorporated by reference herein.

(6) Previously filed with the Company’s Post-Qualification Amendment No. 5 to Form 1-A dated August 28, 2019 and incorporated by reference herein.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 30, 2019	MY RACEHORSE CA LLC

By: Experiential Squared, Inc., its Manager

By: /s/ Michael Behrens
Name: Michael Behrens
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael Behrens Name: Michael Behrens	Chief Executive Officer of Experiential Squared, Inc. (Principal Executive Officer)	September 30, 2019
/s/ David Kandasamy Name: David Kandasamy	Chief Financial Officer and Secretary of Experiential Squared, Inc. (Principal Financial Officer)	September 30, 2019
MY RACEHORSE CA LLC By: /s/ Michael Behrens Name: Michael Behrens Title: Chief Executive Officer	Manager	September 30, 2019

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